UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

SYNERGETICS USA, INC.

(Name of Subject Company)

SYNERGETICS USA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160G107

(CUSIP Number of Class of Securities)

Peter Rasche

General Counsel

Synergetics USA, Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri 63368

(636) 939-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.

Jennifer R. Byrne, Esq.

Armstrong Teasdale LLP

7700 Forsyth Boulevard

St. Louis, Missouri 63105

(314) 621-5070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Synergetics USA, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on September 16, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (the “Parent”), to purchase all Shares that are issued and outstanding, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on September 16, 2015, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Legal Proceedings Relating to the Tender Offer” with the disclosure set forth below:

Following the announcement of the execution of the Merger Agreement, four putative stockholder class actions were filed challenging the proposed transaction. Three of these actions were filed in the Eleventh Judicial Circuit of the State of Missouri and name as defendants all members of the Company’s Board of Directors, the Company, the Parent and the Purchaser: (i) Murphy, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00778 (filed September 15, 2015 and amended September 23, 2015), (ii) Glorioso, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00803 (filed September 23, 2015) and (iii) Scarantino, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00810 (filed September 28, 2015) (the complaints referenced in (i), (ii) and (iii) collectively the “Missouri Actions”). One of these actions was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”) and names as defendants all members of the Company’s Board of Directors, the Parent and the Purchaser: Nilsen, et al. v. Valeant Pharmaceuticals International, et al., C.A. No. 11552-VCL (filed September 28, 2015) (the “Delaware Action” and together with the Missouri Actions, the “Actions”).

The Actions generally allege that the members of the Company’s Board of Directors breached their fiduciary duties to the Company’s stockholders by, among other things, conducting a flawed process in considering the transaction, agreeing to an inadequate Offer Price, providing incomplete and misleading information to stockholders, and accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers. The Actions also allege that the Parent and the Purchaser aided and abetted these alleged breaches of fiduciary duty.

All of the complaints except the Delaware Action seek, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction or awarding damages to members of the class in the event the transaction is consummated; and (iv) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Delaware Action seeks, among other things: (i) declaration as a class action; (ii) an order awarding damages to members of the class; and (iii) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit.

On October 2, 2015, the Company, each of the members of the Company’s Board of Directors, Parent and the Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Actions, which sets forth the parties’ agreement in principle for a settlement of the Actions on the basis of the additional disclosures made in a supplement to the Schedule 14D-9 filed with the SEC on October 2, 2015. As explained in the MOU, the Company, the members of the Company’s Board of Directors, Parent and the Purchaser have agreed to the settlement solely to eliminate the burden, expense and uncertainties inherent in further litigation and without admitting any liability or wrongdoing. The MOU contemplates that (i) the parties will stipulate to the certification of the Missouri Action as a class action, consisting of a mandatory non opt-out class, that includes any and all persons who held Shares (excluding defendants, and their immediate family members, and any successors in interest thereto) at any time during the period beginning on September 1, 2015, through the date of consummation or termination of the proposed transaction, and (ii) shall seek to enter into a stipulation of settlement providing for (a) the release by plaintiffs and any member of the class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity, of all claims relating to the allegations in the Actions, the Offer and the Merger Agreement, and other transactions contemplated therein, or disclosures made in connection therewith, other than any properly perfected claims for appraisal pursuant to Section 262 of the DGCL, or claims to enforce the settlement, as set forth in the MOU; (b) dismissal with prejudice of the Missouri Actions upon final approval of the settlement; and (c) dismissal with prejudice of the Delaware Action within two business days of the final approval of the settlement. The claims will not be released until such stipulation of settlement is approved by the Circuit Court of St. Charles County in the State of Missouri. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by the Company’s stockholders in connection with the Offer and the Merger Agreement.

On October 8, 2015, the Delaware Court unilaterally dismissed the Delaware Action. The Delaware Court noted that plaintiffs are not entitled to file placeholder actions and by choosing to be a part of the stipulation of settlement in the Missouri Actions, the plaintiff in the Delaware Action has elected to proceed as part of the Missouri Actions. The Delaware Court also stated that in the event the settlement is not approved, the litigation can be addressed in Missouri.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2015	SYNERGETICS USA, INC.

	By:	/s/ David M. Hable
David M. Hable
President and Chief Executive Officer

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